Exhibit (12)

POTLATCH CORPORATION

Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	2011	2010	2009	2008	2007
Earnings from continuing operations before income taxes	$44,411	$44,871	$64,783	$47,742	$56,911
Add:
Interest expense	25,216	26,070	20,778	20,789	17,673
Interest portion of rental expense	822	651	631	749	677
Discount and debt expense amortization	2,817	1,836	1,214	649	631
Earnings available for fixed charges	73,266	73,428	87,406	69,929	75,892
Fixed charges:
Interest expense	25,216	26,070	20,778	20,789	17,673
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	822	651	631	749	677
Discount and debt expense amortization	2,817	1,836	1,214	649	631
Total fixed charges	28,855	28,557	22,623	22,187	18,981
Ratio of earnings to fixed charges	2.5	2.6	3.9	3.2	4.0